UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ENERFLEX LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

29269R105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29269R105

1	Names of Reporting Persons
1832 Asset Management L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Toronto, Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
8,518,265
	6	Shared Voting Power
0
	7	Sole Dispositive Power
8,518,265
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,518,265
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.88%
12	Type of Reporting Person (See Instructions)
FI

CUSIP No. 29269R105

1	Names of Reporting Persons
ScotiaMcLeod, a division of Scotia Capital Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Toronto, Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
17,647
	6	Shared Voting Power
0
	7	Sole Dispositive Power
17,647
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
17,647
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.01%
12	Type of Reporting Person (See Instructions)
FI

Item 1.

(a) Name of Issuer:

ENERFLEX LTD.

(b) Address of Issuer's Principal Executive Offices:

Suite 904, 1331 MacLeod Trail S.E., Calgary, Alberta, T2G 0K3, Canada

Item 2.

(a) Name of Person Filing:

1832 Asset Management L.P.

ScotiaMcLeod, a division of Scotia Capital Inc.

(b) Address of Principal Business Office or, if None, Residence:

1832 Asset Management L.P., Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada

ScotiaMcLeod, a division of Scotia Capital Inc., 40 King St. West, Scotia Plaza, 33rd Floor, Toronto, Ontario, M5W 2X6, Canada

(c) Citizenship:

Canadian

Canadian

(d) Title and Class of Securities:

Common Shares

(e) CUSIP No.:

29269R105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser and broker dealer.

Item 4. Ownership

(a) Amount Beneficially Owned:

1832 Asset Management L.P.: 8,518,265

ScotiaMcLeod, a division of Scotia Capital Inc.: 17,647

The Subsidiaries in aggregate: 8,535,912

(b) Percent of Class:

1832 Asset Management L.P.: 6.88%

ScotiaMcLeod, a division of Scotia Capital Inc.: 0.01%

The Subsidiaries in aggregate: 6.89%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 8,535,912

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 8,535,912

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8. Identification and classification of members of the group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Managers and Portfolios Managers registered with the Ontario Securities Commission is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

1832 Asset Management L.P.

By: /s/ Kevin Brown

Name/Title: Kevin Brown, VP, Asset Management Compliance, Bank of Nova Scotia

ScotiaMcLeod, a division of Scotia Capital Inc.

By: /s/ Kevin Brown

Name/Title: Kevin Brown, VP, Asset Management Compliance, Bank of Nova Scotia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit to such filing(s). In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments to such filings) by each and any of the undersigned entities.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2024.

/s/ Kevin Brown

Kevin Brown

Vice President, Asset Management Compliance

The Bank of Nova Scotia

1832 ASSET MANAGEMENT L.P.

/s/ Kevin Brown*

MD FINANCIAL MANAGEMENT INC.

/s/ Kevin Brown*

SCOTIA MCLEOD (A DIVISION OF SCOTIA CAPITAL INC.)

/s/ Kevin Brown*

MD LIFE INSURANCE COMPANY

/s/ Kevin Brown*

*Pursuant to Power of Attorney filed herewith.

 Exhibit 2
POWER OF ATTORNEY

For executing Schedules 13G and 13D, 13G/D Joint Filing Agreement, Form 13F, Form N-PX and Form SHO

Each of the undersigned entities represents that the individuals signing on behalf of the entity is duly authorized to do so, and hereby constitutes and appoints Kevin Brown, Vice President, Asset Management Compliance of the Bank of Nova Scotia, and Mary Ingarao, Vice President, Canadian Wealth Distribution Compliance of the Bank of Nova Scotia, his or her true and lawful attorneys-in-fact and agents with full power for him or her and in his or her name, place, and stead, and in his or her capacity as identified under his or her name below, to:

(1) execute for and on behalf of the undersigned filings on Schedules 13G and 13D in accordance with Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the Act) and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(2) execute for and on behalf of the undersigned a joint filing agreement to provide for the joint filing on Schedules 13G or 13D in accordance with Section 13(d) or Section 13(g) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(3) execute for and on behalf of the undersigned filings on Form 13F as required by Section 13(f)(1) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(4) execute for and on behalf of the undersigned filings on Form N-PX as required by Section 14A(d) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(5) execute for and on behalf of the undersigned filings on Form SHO as required by Section 13(f)(2) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(6) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete the execution of any such Schedules 13G and 13D, joint filing agreement, Forms 13F, Forms N-PX, and Forms SHO, and the timely filing of such forms and agreements with the United States Securities and Exchange Commission and any other authority; and

(7) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in his or her discretion.

Each of the undersigned entities grants to said attorneys-in-fact and agents full power and authority to do and perform each and every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 13(g), Section 13(f)(1), Section 14A(d), Section 13(f)(2) of the Act and the rules and regulations promulgated thereunder.

This Power of Attorney shall remain in effect until the undersigned entity is no longer required to file Schedules 13G, 13D, 13G/D Joint Filing Agreements, Form 13Fs, Form N-PXs and/or Form SHOs, unless earlier revoked by a duly authorized officer of the undersigned entity in writing and delivered to the foregoing attorneys-in-fact.

This Power of Attorney Signature Page may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. A facsimile or portable document format (.pdf) copy, or an electronic copy by way of reliable electronic signature technology, of the signature of a party to this Power of Attorney on any such counterpart shall be fully effective as in an original signature.

IN WITNESS WHEREOF, the undersigned duly authorized individuals have caused this Power of Attorney to be executed as of February 9, 2024, on behalf of the respective entities.

1832 ASSET MANAGEMENT L.P.

/s/ Jim Morris__________________________

Name: Jim Morris

Title: Director, 1823 Asset Management L.P., by its general partner, 1832 Asset Management G.P. Inc.

MD FINANCIAL MANAGEMENT INC.

/s/ Pamela Allen________________________

Name: Pamela Allen

Title: Chief Executive Officer

/s/ Emily Tan___________________________

Name: Emily Tan

Title: Corporate Secretary

SCOTIA CAPITAL INC. (Scotia McLeod division)
/s/ Todd Barnes __________________________

Name: Todd Barnes

Title: Director

/s/ Sanam Nazir __________________________

Name: Sanam Nazir

Title: Corporate Secretary

MD LIFE INSURANCE COMPANY
/s/ Jeff Coughlan__________________________

Name: Jeff Coughlan

Title: President and Chief Executive Officer

/s/ Emily Tan_____________________________
Name: Emily Tan

Title: Corporate Secretary